June 22, 2005

Shareholders of Preferred B shares,
Croff Enterprises, Inc.

Dear Shareholders:

         This notice is being sent to all Croff shareholders of record pursuant to SEC Rule 14e-2 requiring the company to comment on all tender offers to its shareholders.

         The non-management members of the Board of Directors of Croff Enterprises, Inc. met on June 13, 2005 to further review and discuss the “ Offer to Purchase For Cash” which was subsequently filed with the SEC and mailed by Jensen Development Company and CS Finance L.L.C. (“Offerors”) to the Preferred B shareholders of Croff Enterprises, Inc.

         At the conclusion of our review and discussion, the non-management committee of the Board unanimously adopted the following Resolution with respect to the Tender Offer made by the Offerors.

         The four Directors comprising the non-management committee of the Croff Board of Directors unanimously believe that a tender offer is a good alternative, from a financial perspective, for the Croff Preferred B shareholders generally, at this time. The same Directors also unanimously believe that each Preferred B shareholder should decide whether or not to tender shares in this Tender Offer based upon their specific situation and investment objectives. Therefore, the non-management committee makes no recommendation for or against this Tender Offer. For your information, each Director on the non-management committee has expressed an inclination to tender all or part of his shares in this Tender Offer.

Very truly yours,

/s/ Dilworth A. Nebeker
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Dilworth A. Nebeker
Acting Lead Director
Croff Enterprises, Inc.